Exhibit 99.1

Ctrip Announces Pricing of the Secondary Offering of Its American Depositary Shares

SHANGHAI, China, September 27, 2019—Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced that the secondary offering of an aggregate of 31,304,352 American depositary shares (“ADSs”), each representing 0.125 ordinary share of the Company, by its shareholder Baidu Holdings Limited was priced at US$28.00 per ADS. The underwriters will have a 30-day option to purchase up to an aggregate of 4,695,648 additional ADSs from the selling shareholder solely for the purpose of covering over-allotment.

The Company will not issue or sell any ADSs in this offering and will not receive any proceeds from the sale of the ADSs by the selling shareholder. The Company and the selling shareholder have agreed to be subject to lock-up restrictions for 90 days and 180 days, respectively, after this offering.

Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities LLC are acting as the joint book-runners for the proposed offering.

The ADSs are offered under the Company’s shelf registration statement on Form F-3 which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on September 25, 2019 (U.S. Eastern Time). This offering is being made only by means of a prospectus supplement and an accompanying prospectus included in the Form F-3. The registration statement on Form F-3 and the prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained from Goldman Sachs & Co. L.L.C., 200 West Street, New York, New York 10282-2198, Attention: Prospectus Department, telephone: +1 (212) 902 1171 or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, at (866) 803-9204 (toll free).

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel-related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, internet websites, and toll-free, 24-hour customer service centers. The family of travel brands mainly includes: Ctrip, a leading provider of online travel and related services in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. The Company has experienced significant growth since its inception in 1999 and become one of the largest travel service providers in the world.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@ctrip.com

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